Exhibit 6.7

CreditMaster® Construction Loan Agreement

The Credit Union is a licensee of the CreditMaster® trademark owned by Central 1 Credit Union.

THIS CREDITMASTER® CONSTRUCTION LOAN AGREEMENT dated for reference the 22th day of December, 2022.

BETWEEN:

HANNAH CREEK LIMITED PARTNERSHIP (Registration No. LP397520)

Box 670

Rossland, BC V0G 1Y0

(the “Borrower”)

OF THE FIRST PART

AND:

KOOTENAY SAVINGS CREDIT UNION

Suite 200, 605 - 20th Street

Castlegar, BC V1N 2P2

(the “Credit Union”)

OF THE SECOND PART

WHEREAS:

A.	The Borrower is a member of the Credit Union and has applied to the Credit Union for a loan (the “Construction Loan”) of up to $29,101,000.00 to finance the construction of the Project;

B.	The Credit Union has agreed to loan the Borrower the Construction Loan to finance the construction of the Project.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the terms, covenants and conditions hereinafter contained and of the parties hereto having entered into and executed this agreement it is agreed by and between the parties as follows:

PART 1 - DEFINITIONS AND INTERPRETATION

1.1	Definitions – In this Agreement, unless the context otherwise requires:

“Account” means that account maintained by the Borrower at the address of the Credit Union specified above and bearing account number 1716133;

“Agreement” means this Agreement as the same may be amended from time to time and the expression “hereof”, “herein”, “hereto”, “hereunder”, and “hereby”, and similar expressions refer to this Agreement and not to any particular provision;

“Balance Due Date” means twenty four (24) months from the date of the first advance of funds;

“Business Day” means each day Monday through Friday inclusive other than a day which is a statutory holiday in British Columbia;

“Construction Contracts” means all contracts between the Borrower and other persons relating to the construction of the Project;

“Event of Default” means an event described in section 11.1;

“Guarantor” means N/A;

“Indemnitor” means Jeffrey Atwood Busby and The Juice Trust;

“Inspector” means the quantity surveyor, engineer or other professional appointed by the Borrower and approved by the Credit Union who will advise the Borrower on the progress of construction of the Project;

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“Lands” means those lands and premises legally described as PID 026-522-144, LOT 3 TOWNSHIP 28 KOOTENAY DISTRICT PLAN NEP79845;

“Mortgage” means a first mortgage of the Lands in favour of the Credit Union incorporating Standard Mortgage Terms MT030098 as Part 2 thereof and registered or to be registered in the applicable Land Title Office;

“Other Amounts” means any other amounts that are payable by the Borrower to the Credit Union under this Agreement other than principal of the Construction Loan and interest thereon;

“Permitted Encumbrances” means Statutory Right of Way T11251, Statutory Right of Way V21830, Statutory Right if Way KX181130, Statutory Right of Way KX181142, Easement CA7187141, Statutory Right of Way CA7187142;

“Plans” means the plans for the Project;

“Prime Rate” means that rate of interest, regardless of compounding frequency, designated by the Credit Union from time to time as the reference rate to be used to determine the rate of interest to be charged on variable rate Canadian dollar loans made by the Credit Union (or if at any one time more than one such rate is so designated, the higher or highest of such rates as the case may be);

“Project” means the 102 unit residential condominium project locate in Rossland, BC, to be constructed on the Lands by or for the Borrower;

“Project Budget” means the budget for the Project;

“Project Costs” means all costs incurred by the Borrower in connection with the Project including

(a)	costs of professional advisors (including architects, engineers and lawyers);

(b)	construction costs;

(c)	interest on money borrowed to pay Project Costs;

(d)	costs of insuring the Project;

(e)	advertising and sales promotion costs; and

(f)	land acquisition costs;

but specifically not including any of the following:

(g)	Borrower’s profit;

(h)	repayment of borrowed monies;

(i)	return of capital or any return of equity;

(j)	payment of any bonus to any person;

(k)	payment of wages or salary to any shareholder or director of the Borrower except as specifically authorized in writing by the Credit Union;

(I)	payments of any nature or kind (whether pursuant to a contract or otherwise) to a person not at arm’s length with the Borrower, except as specifically agreed to in writing by the Credit Union;

“Property” means all of the undertaking, property and assets of the Borrower subject to the Securities;

“Securities” means the Mortgage together with any and all other security documents to be provided by the Borrower to the Credit Union and described in Sections 3.1 and 3.2 hereof;

“Security Interests” means the security interests in favour of the Credit Union created by this Agreement and the Securities;

“Specifications” means the specifications for the Project.

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1.2	Headings – The headings herein are inserted for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.3	Governing Law – This Agreement will be governed by, and construed in accordance with, the laws of the Province of British Columbia.

1.4	Submission to Jurisdiction - The Borrower submits to the jurisdiction of the Courts of the Province of British Columbia and agrees to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, provided however that the foregoing will in no way limit the right of the Credit Union to commence suits, actions, or proceedings based on this Agreement or any of the Securities in any jurisdiction.

1.5	Invalidity of Any Provision – If any covenant, obligation or provision contained in this Agreement will be invalid or unenforceable, the remainder of this Agreement will not be affected thereby and each covenant, obligation or provision of this Agreement will separately be valid and enforceable to the fullest extent permitted by law.

1.6	Conflict with Other Documents – If the provisions of the Securities or any of them conflict with, or are inconsistent with, the provisions of this Agreement, the provisions of this Agreement will prevail.

1.7	Certificate of Officer of Credit Union – A certificate signed by any officer (including a Branch Manager) of the Credit Union stating the Prime Rate which applied on any day or during any period will be conclusive as to the respective rate which applied on that day or during that period, as the case may be, without further proof.

1.8	Amendments – This Agreement may only be amended from time to time in writing and any such amendment may be evidenced by memoranda or letters signed by an authorized officer of the respective parties without the necessity of such amendment being executed under seal.

1.9	Counterparts – This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same agreement.

1.10	Joint Obligations – If more than one person constitutes the Borrower the agreements of, and all obligations and covenants to be performed and observed by, the Borrower hereunder will be the joint and several obligations and covenants of each of the persons comprising the Borrower and any request or authorization given to the Credit Union by any of the persons comprising the Borrower will be deemed to be the joint and several requests or authorizations of each of the persons comprising the Borrower. If there is a Covenantor and more than one person constitutes the Covenantor the agreements of, and all obligations and covenants to be performed and observed by, the Covenantor hereunder will be the joint and several obligations and covenants of each of the persons comprising the Covenantor.

1.11	Date for Action – If any date on which any action required to be taken hereunder by either party is not a Business Day such action will be required to be taken on the next following Business Day.

1.12	Reference Date – This Agreement is dated for reference the 22nd day of December, 2022 for convenience of reference only and this Agreement will have full force and effect when executed by the Borrower.

1.13	Entire Agreement – This Agreement, including any schedules hereto, and the Securities constitute the entire agreement between the parties relating to the Construction Loan, expressly superseding all prior agreements and communications (both oral and written) between any of the parties hereto with respect to all matters contained herein, and except as stated herein or in the Securities or any other instruments and documents to be executed and delivered pursuant hereto, contain all the representations and warranties of the respective parties.

1.14	Included Words – Whenever the singular or the masculine is used herein the same will be deemed to include the plural or the feminine or the body corporate where the context or the parties so require.

PART 2 - AGREEMENT TO LEND

2.1	Construction Loan - The Credit Union will lend to the Borrower, subject to, and upon the terms and conditions of this Agreement, on account of the Construction Loan, up to the least of:

(a)	$29,101,000.00;

(b)	75% of total approved Project Costs; and

(c)	75% of the appraised value of the Project.

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The Credit Union reserves the right to reduce the amount of the Construction Loan by the amount by which actual construction costs of the Project are less than $39,906,000.00

PART 3 - SECURITY

3.1	Security from Borrower – Repayment of the Construction Loan and interest and costs thereon and performance of the covenants, agreements and obligations herein and therein contained will be secured by:

(a)	the Mortgage including an Assignment of Rents

(b)	an Equitable Mortgage;

(c)	a Beneficial Authorization and Charge Agreement;

(d)	a general security agreement creating a first ranking security interest in all the Borrower’s present and after-acquired property located on the Lands or used in connection with the Project;

(e)	an Indemnity Agreement (the “Indemnity”) from the Indemnitor indemnifying the Credit Union for all losses suffered by reason of making any and all loans to the Borrower;

(f)	a debt service and cost overrun agreement executed by the Indemnitor whereby the Indemnitor covenants:

(i)	to pay any deficiency in payment by the Borrower of any debt service amount;

(ii)	to pay any overrun from the estimates in the Project budget in the costs of completion of the Project; and

(iii)	not to further commit surplus cash flow, without the prior written consent of the Credit Union;

(g)	an environmental indemnity agreement in which the Indemnitor agrees to indemnify and save the Credit Union harmless for any losses, costs or expenses resulting from any hazardous substance in, on or under the Lands;

(h)	an assignment by the Borrower in favour of the Credit Union of $1,833,000.00 on deposit by the Borrower in the Credit Union;

(I)	an assignment of all construction and development agreements and any pre-sale agreements to the Credit Union;

(j)	an assignment and postponement by the Indemnitor of all shareholder’s loans owed by the Borrower to the Indemnitor;

(k)	a patronage waiver;

(I)	Loans consent forms from the Indemnitor;

(m)	any other documents containing such assurances, information and covenants as the Credit Union and/or their solicitors may reasonable require for the loan and the security.

3.2	Further Security – The Borrower hereby assigns to the Credit Union as further security for repayment of the Construction Loan

(a)	all Construction Contracts;

(b)	all warranty rights relating to the Project;

(c)	all designs, Plans, Specifications, permits and licences relating to the Project;

(d)	all Goods and Services Tax input credits relating to, or arising from, the Project; and

(e)	all Purchase and Sale Agreements for completed units in the Project,

and the Borrower will, at the request of the Credit Union, enter into specific assignments of the foregoing, in such form or forms of assignment as may be determined by the Credit Union in its sole and absolute discretion.

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3.3	Demand – Notwithstanding that the Mortgage or any of the other Securities (if any) is expressed to be payable on demand, the Credit Union will not demand payment under the Mortgage or the other Securities unless and until an Event of Default has occurred under this Agreement or unless and until an event of default has occurred with respect to other indebtedness.

3.4	Registration – The Credit Union will, at the expense of the Borrower, register, file or record the Security Interests in all offices where such registration, filing, or recording is necessary or of advantage to the creation, perfection and preserving of the Security Interests and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect. The Borrower acknowledges that the forms of this Agreement and the Securities have been prepared based upon the laws of British Columbia applicable thereto and the laws of Canada applicable therein in effect at the date of this Agreement and that such laws may change. The Borrower agrees that the Credit Union will have the right to require that the forms of this Agreement and any of the Securities be amended or supplemented to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Credit Union the rights and security interests intended to be created hereby and thereby.

PART 4 - ADVANCES

4.1	Advances – The Construction Loan will be advanced on a progressive draw basis based upon the value of work in place and the cost to complete the Project. There will at all times be unadvanced an amount sufficient in the opinion of the Credit Union to complete the Project. Unless the Borrower otherwise instructs the Credit Union, all advances of the Construction Loan will be made by way of deposit to the Account.

4.2	Minimum Advances – The minimum advance will be $500,000, except for the final advance.

4.3	Frequency – Advances will be made no more frequently than once per month.

4.4	Land Advance – An advance for the purpose of assisting the Borrower to purchase the Lands will be made in an amount not exceeding $N/A.

4.5	Borrower to Deliver – The Borrower will, prior to the initial advance of the Construction Loan, deliver the following to the Credit Union:

(a)	the Plans and Specifications, for approval by the Credit Union;

(b)	the Project Budget, for approval by the Credit Union;

(c)	copies of all Construction Contracts and all change orders issued pursuant to the Construction Contracts;

(d)	the proposed construction time schedule for the Project;

(e)	the projected cash flow for the Project;

(f)	a copy of the report of the geotechnical engineer reporting on the soil tests conducted on the Lands;

(g)	copies of the development or building permits issued by the municipality or other local government unit with respect to the Project;

(h)	a list of all architects, engineers, contractors, subcontractors and others engaged to perform work or services with respect to the Project;

(i)	evidence satisfactory to the Credit Union that all land use zoning and other regulatory requirements have been complied with (or can, be complied with) and that all required building or development permits in connection with the Project have been issued;

(j)	evidence satisfactory to the Credit Union that the Lands (including any groundwater under the surface of the Lands) comply with all applicable environmental laws;

(k)	if requested by the Credit Union, an environmental review of the Lands prepared by an environmental consultant satisfactory to the Credit Union, including:

(i)	a first stage preliminary site investigation (as described in the Contaminated Sites Regulations to the Waste Management Act R.S.B.C. 1996, chap.482) of the Lands, or if required by the Credit Union a second stage preliminary site investigation or a detailed site investigation (each as described in the Contaminated Sites Regulations to the Waste Management Act R.S.B.C. 1996, chap.482);

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(ii)	details of any remediation required to permit the Lands to be used for the purpose contemplated by the Project; and

(iii)	estimates of the costs of such remediation and the length of time it will take to complete, including obtaining any necessary certificates of compliance from the Ministry of Environment or other applicable government authority;

(I)	evidence satisfactory to the Credit Union that all utility services (including electricity, water, sanitary sewer, storm sewer and telephone) are available for the Project; and

(m)	evidence satisfactory to the Credit Union that there is vehicular and pedestrian access to the Lands from a public street, road or highway.

(n)	copies of insurance policies evidencing the insurance coverage requirements set out in Schedule “A”;

(o)	confirmation that the Project has been accepted for insurance under the New Home Warranty Program;

(p)	an appraisal, from an independent and licensed appraiser acceptable to the Credit Union;

(q)	formal budget review completed by the Quantity Surveyor confirming that the Project budget of $38,801,000 provides sufficient funds to complete the Project as proposed;

(r)	confirmation by the Quantity Surveyor of a minimum of $7,805,000 of Borrower Equity as outlined in the Financing Program;

(s)	confirmation that the Borrower has arranged for the construction of the Project with DJM Contracting Ltd. on a construction management basis. All major construction sub-trades are to be arranged by way of fixed-price contracts, such that a minimum of 70% of the Hard Cost budget is arranged by way of fixed-price contracts, or satisfactory equivalents;

(t)	evidence satisfactory to the Credit Union of sufficient firm pre-sales to generate a minimum of $29,101,000 of gross revenue, excluding applicable GST. All pre-sales to be accompanied by minimum 10% deposits that are to be held in trust or bonded as outlined in the CreditMaster Construction Loan – Commitment Letter dated July 11, 2022 (the “Commitment Letter”). The deposits shall be held in trust by the solicitor at the Credit Union, or any such other manner as approved by the Credit Union, at the Credit Union’s sole discretion.

(u)	a certificate from an officer of the Borrower confirming that there is no outstanding breach of any covenant, representation, or warranty contained in this Agreement or in the Securities; and

(v)	such other information as the Credit Union may reasonably request and as further set out in the Commitment Letter.

4.6	Conditions Precedent (To Initial Advance) – It will be a condition precedent to the initial advance under the Construction Loan that

(a)	the Credit Union will have received the documents and information specified in section 4.5;

(b)	the Credit Union will have received from the Borrower’s legal counsel an opinion in form and substance satisfactory to the Credit Union in its sole discretion; and

(c)	the Borrower will have duly authorized, executed and delivered the Securities and the Securities will have been registered, filed and recorded in all offices in which, in the opinion of the Credit Union, acting reasonably, registration is necessary or of advantage to preserve or perfect the priority of the security interests intended to be created thereby.

4.7	Conditions Of All Advances (Including the Initial Advance) – The Credit Union will not be required to make any advance under the Construction Loan unless it has received two full Business Days prior written notice of the Borrower’s intention to call for an advance under the Construction Loan. Each time the Borrower wishes an advance to be made under the Construction Loan (except for an advance to finance the acquisition of the Lands) the Borrower will provide to the Credit Union the following:

(a)	claim for progress draw (“Progress Claim”) containing a breakdown of all subtrade accounts, which will, if the Credit Union requires, be accompanied by a statutory declaration of the Borrower declaring that all subtrade accounts for the Project for the period ending 30 days immediately preceding the Progress Claim have been paid in full, except for statutory holdback requirements;

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(b)	project cost summary (“Project Cost Summary”) of the Borrower in a form approved by the Inspector, which will set out pursuant to the Project Budget:

(i)	the original estimates of the cost of completion of the Project;

(ii)	the present estimate of the cost of completion of the Project;

(iii)	the percentage of the Project completed to date;

(iv)	the value of the construction covered under the Progress Claim;

(v)	the variance from original Project Budget; and

(vi)	the breakdown of expenditures among direct construction costs and specific soft costs;

(c)	a certificate from the Inspector that:

(i)	all construction has been performed according to the Plans;

(ii)	construction is progressing according to the construction timetables approved by the Credit Union;

(iii)	the portion of the Progress Claim pertaining to direct construction costs represents work actually completed on the Project;

(iv)	the estimate of cost to complete as set out in the Project Cost Summary is reasonable, accurate, and sufficient to complete the Project;

(v)	construction procedures, quality of materials, and standard of labour are acceptable; and

(vi)	permits and approvals required for the completion of the Project are in hand;

(d)	a satisfactory report from the Credit Union’s solicitors following a land title office search on the Property immediately before the advance, showing the Lands as being encumbered only by the Mortgage and Permitted Encumbrances;

(e)	a list of hard and soft costs. This listing is to be reviewed by the Quantity Surveyor, who will be requested to provide opinions confirming that the costs are realistic for a project of this size. The Credit Union would require that the Quantity Surveyor be contracted, at the Borrower’s expense, to approve all draw requests beyond the first approved draw as set forth in the Commitment Letter and ensure the same is completed on a “cost to complete” basis. Progress advances will be made based on the percentage and value of work in place and the cost to complete as certified by the Quantity Surveyor; and

(f)	a certificate (which, at the Credit Union’s discretion, may be incorporated into the certificate to be delivered under section 4.5(r)) from an officer of the Borrower confirming that there are no outstanding breaches of any covenant, representation, or warranty contained in this Agreement or the Securities.

4.8	Surveyor’s Certificate – No advance will be made after the foundations for the Project are in place until the Borrower has provided to the Credit Union a surveyor’s certificate and a plan of survey indicating the boundaries of the Lands, the location of the foundations thereon and certification that:

(a)	all foundations are wholly within the boundaries of the Lands;

(b)	that the location of the foundations is in compliance with all municipal and civic siting bylaws and regulations;

(c)	that the Property is free of any easements, except easements for public utilities and similar charges that do not affect the marketability of the Property and are consistent with its use;

(or, where such is not the case, specific identification of encroachments or non-compliance).

Such plan of survey is also to include lot lines, improvement location lines in relation to lot lines, building dimensions, location of easements and right of way, and coverage.

As construction of the Project progresses, the Credit Union may require updated plans of survey and surveyor’s certificates with respect to the location of all improvements on the Lands. The cost of all surveys is to be borne by the Borrower.

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4.9	Requirements for Final Advance – Before the final advance of the Construction Loan:

(a)	the Inspector shall have provided an inspection report certifying completion of the Project (except for minor deficiencies approved by the Credit Union), and

(b)	the Borrower shall have delivered to the Credit Union an occupancy permit or similar document with respect to the Project issued by the municipality or other local government unit in which the Lands are located.

4.10	Statutory Lien Holdback(s) – The Borrower is responsible for making the statutory lien holdback under the Builders Lien Act. Failure to properly make the holdback is a default under this Agreement.

If a separate lien holdback account or accounts are required to be opened by the Borrower under the Builders Lien Act,

(a)	the Borrower will open and maintain separate lien holdback accounts with the Credit Union in respect of each contract entered into by the Borrower (except in respect of material suppliers, architects, engineers and workers); and

(b)	the Borrower will pay the Credit Union the Credit Union’s standard fee for lien holdback accounts for each account to be opened, payable when the first account is opened

If separate lien holdback accounts are not required by the Builders Lien Act, the Borrower may, but will not be required to, open a separate account in the Credit Union into which to pay the required lien holdback.

The Borrower authorizes the Credit Union to disburse from each advance of the Construction Loan the holdback amounts directly into the appropriate lien holdback account or accounts. These amounts will be considered advanced and the Borrower is responsible for proper disbursement of the holdback amounts. Before each progress advance, the Borrower will provide to the Credit Union all information necessary to calculate the correct amount to be advanced to holdback accounts in respect of each contract.

4.11	Closing Date – If the final advance of the Construction Loan is not made by the Balance Due Date, at the option of the Credit Union, the Credit Union’s commitment to advance may be closed off and no further advances made and the outstanding balance will be due and payable.

4.12	Termination of Agreement to Advance – At the Credit Union’s option the Credit Union’s agreement to advance the Construction Loan may be cancelled and all monies advanced together with interest and costs will be due and payable if:

(a)	construction of the Project is not commenced within 60 days of the date of this Agreement;

(b)	the Mortgage is not executed and registered and the first advance made within 90days of the date of this Agreement;

4.13	No Readvances – Advances on account of the Construction Loan once repaid by the Borrower will not be readvanced by the Credit Union.

PART 5 - INTEREST AND REPAYMENT

5.1	Interest Rate [Floating Rate] – The outstanding balance of the Construction Loan will bear interest at a rate of interest (the “Interest Rate”)at all times 0.45% per cent per annum in excess of the Prime Rate in effect from time to time, compounded monthly not in advance as well after as before each of maturity, default and judgment. If and whenever the rate of interest constituting the Prime Rate is varied the interest rate payable hereunder will also be varied, effective on the date the change in the rate constituting the Prime Rate comes into effect so that at all times the Interest Rate will be 0.45% per cent per annum in excess of the Prime Rate then in effect. The Borrower acknowledges that the Prime Rate as December 6, 2022 was 7.0% and is subject to change at any time without notice.

5.2	Payments – The Borrower will pay to the Credit Union:

(a)	on the first day of each month the Borrower will pay all accumulated interest; and

(b)	Principal will be repaid by 100% of the net sale proceeds from the strata units created on the Lands; and

(c)	on the Balance Due Date the Borrower will pay the whole of the balance of the Construction Loan, all accrued and unpaid interest and all Other Amounts.

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5.3	Use of Payments – The Credit Union will apply all payments received from the Borrower, including prepayments, in such order as the Credit Union decides.

5.4	Place of Payments – The Borrower will make all payments under this Agreement at the address of the Credit Union set out on page 1 of this Agreement or at any other address specified by the Credit Union.

5.5	Time of Payments – Payments received after 2:00 p.m. (Pacific time) on a Business Day or received on a day which is not a Business Day will be considered received on the next Business Day of the Credit Union’s branch or office where the payment was made.

5.6	Payments from Account - The Borrower hereby authorizes the Credit Union to charge any payments of principal, interest or principal and interest to the Account when the same become payable. Funds will be drawn from the interest reserve account for payment of the interest on the loan. In the event that the interest account is fully drawn, the Borrower must provide capital to satisfy monthly interest demands. The interest reserve will be funded with an initial tranche of $500,000. Additional draws will be funded from the draw advances to a maximum of four additional tranches.

PART 6 - PREPAYMENT

6.1	Prepayment (Open) – The Borrower has the right, at any time when not in default hereunder or under the Securities, to prepay the whole or any portion of the balance outstanding under this Agreement without notice or bonus provided that any such payments will be applied first to interest accrued to the date of payment and second to principal and provided further that any such payment will not be taken in substitution of any monthly instalment.

PART 7 - LENDER’S FEES

7.1	Application Fee – The Borrower acknowledges that the Application Fee of $291,000.00 has been earned and that $50,000 of which has been paid, the balance of which will be paid upon funding of the initial advance.

7.2	Annual Administration / Annual Review Fee – The Borrower acknowledges that an Annual Administration / Annual Review Fee in the amount of $1,000.00 is due and payable on the 1st day of June, 2023 and payable on the 1st day of June in each and every year thereafter during the currency of the Loan.

7.3	Discharge Fee – The Borrower acknowledges that a Discharge Fee in the amount of $250.00 will be charged in the event that a request to execute a discharge of the mortgage in presented and for each Form C discharge.

7.4	Draw Fee – The Borrower acknowledges that a Draw Fee in the amount of $250.00 will be charged for each draw plus the cost of each construction report.

7.5	Extension Fee – The Borrower acknowledges that a fee of 0.25% per 3 months will be charged for an extension beyond maturity of the loan.

7.6	Inspection Fees – Progress inspections will be performed at the Borrower’s expense by the Inspector from time to time as required by the Credit Union and prior to each advance. Inspection fees in the amount of $250.00 will be charged for each advance.

PART 8 - REPRESENTATIONS AND WARRANTIES

8.1	Representations and Warranties – The Borrower represents and warrants to the Credit Union that:

(a)	Corporate Status – if the Borrower is a corporation, it is duly incorporated and is in good standing under the laws of the Province of British Columbia;

(b)	Corporate Powers and Authority – if the Borrower is a corporation, the Borrower has the power and authority to carry on the business now being carried on by it and has the full power and authority to enter into this Agreement and to execute and deliver the Securities;

(c)	Corporate Proceedings – if the Borrower is a corporation, all necessary and requisite corporate proceedings, resolutions and authorizations have been taken, passed, done and given by the Borrower and by the Borrower’s directors to authorize, permit and enable the Borrower:

(i)	to borrow the Construction Loan from the Credit Union;

(ii)	to execute and deliver this Agreement; and

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(iii)	to execute and deliver the Securities;

(d)	Not Contravene Constating Documents – if the Borrower is a corporation, neither the borrowings nor the issue of the Securities will be in contravention or constitute default under the constating documents of the Borrower;

(e)	Not Contravene Any Agreement – neither the borrowings nor the issue of the Securities will be in contravention or constitute default under any indenture, deed, agreement, undertaking or obligation of the Borrower or to which the Borrower is a party;

(f)	No Action or Proceedings – there are no actions or proceedings pending or, to the knowledge of the Borrower threatened which challenge the validity of this Agreement, the validity of any of the Securities or which might result in a material adverse change in the financial condition of the Borrower or any covenantor, indemnitor or guarantor or which would materially adversely affect the ability of the Borrower or any covenantor, indemnitor or guarantor to perform its/their obligations under this Agreement, the Securities or any other document in connection herewith.

PART 9 - POSITIVE COVENANTS

9.1	General Covenants – The Borrower covenants with the Credit Union:

(a)	Corporate Existence – that, if it is a corporation, it will at all times maintain its corporate existence;

(b)	Conduct Business – that it will carry on and conduct its business in a proper, efficient and businesslike manner and in accordance with good business practices;

(c)	Books of Account – that it will keep or cause to be kept proper books of account in accordance with sound accounting practice;

(d)	Title to Property – that it has good title and possession of the Property save Permitted Encumbrances;

(e)	Insurance – that it will obtain and keep in force insurance which meets the requirements set out in Schedule “A” and whenever and to the extent required in writing by the Credit Union, the Borrower will:

(i)	furnish a certificate by an independent appraiser or insurance adjuster selected by the Borrower and approved by the Credit Union as to the sufficiency of such insurance, which certificate will be conclusive as against the Borrower both as to the amount of insurance required hereunder and the perils against which coverage is required hereunder and the Borrower will immediately insure in accordance with such certificate;

(ii)	cause to be endorsed in such form as may be required by the Credit Union on the policies evidencing such insurance a notation that any amounts payable under such policies will be paid to the Credit Union as its interest may appear; and

(iii)	deposit with the Credit Union every policy and renewal certificate for such insurance or a certified copy thereof;

(f)	Other Indebtedness – that it will pay and discharge as they become due all payments due and owing under, or with respect to, any previous indebtedness created or security given by the Borrower to any person or corporation and will observe, perform and carry out all the terms, covenants, provisions and agreements relating thereto and any default in payment of any monies due and payable under or relating to any previous indebtedness or security or in the observance, performance or carrying out of any of the terms, covenants, provisions and agreements relating thereto will be deemed to be a default hereunder at the option of the Credit Union and any and all remedies available to the Credit Union hereunder by reason of any default hereunder or by law or otherwise will be forthwith available to the Credit Union upon any default of the Borrower under the previous security;

(g)	Costs Caused By Default – that if the Borrower defaults in any covenant to be performed by it hereunder or under the Securities the Credit Union may perform any covenant of the Borrower capable of being performed by the Credit Union and if the Credit Union is put to any costs, charges, expenses or outlays to perform any such covenant, the Borrower will indemnify the Credit Union for such costs, charges, expenses or outlays and such costs, charges, expenses or outlays incurred by the Credit Union (including solicitors’ fees and charges incurred by the Credit Union) may be charged by the Credit Union to the Account and will be secured by the Securities;

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(h)	Court Costs – that in any judicial proceedings taken to enforce this Agreement and the covenants of the Borrower hereunder or to enforce or redeem the Securities or to foreclose the interest of the Borrower in any property subject thereto the Credit Union will be entitled to costs on a special costs basis. Any costs so recovered will be credited against any solicitors’ fees and charges paid or incurred by the Credit Union relating to the matters in respect of which the costs were awarded and which may have been charged by the Credit Union to the Account in accordance with clause (g) above;

(i)	Shares – that it will purchase $25.00 of equity shares in the capital of the Credit Union and will maintain that investment during the currency of this Agreement.

9.2	Construction Covenants - The Borrower will:

(a)	Complete Project – proceed to complete the Project with diligence and continuity in a good and workmanlike manner, in accordance with sound building and engineering practices and in accordance with the Plans and Specifications approved by the Credit Union;

(b)	Changes to Plans and Specifications – not make changes to the Plans or the Specifications without the Credit Union’s prior written consent;

(c)	Not Cease Work – not permit cessation of work on the Project prior to completion for a period in excess of 30 days without the prior written consent of the Credit Union, unless cessation is caused by factors which in the opinion of the Credit Union, acting reasonably, are beyond the control of the Borrower;

(d)	Correct Defects – correct promptly upon notice from the Credit Union any defects in construction of the Project or unapproved deviations from the Plans and Specifications;

(e)	Only Pay Project Costs – use amounts advanced hereunder by the Credit Union only for the payment of Project Costs and for no other purpose;

(f)	Pay Excess – pay from sources other than amounts advanced hereunder by the Credit Union the Project Costs in excess of the amounts advanced hereunder;

(g)	Ensure Unadvanced Construction Loan Sufficient – ensure that the amount unadvanced hereunder will at all times be sufficient to pay the Project Costs necessary to complete the Project;

(h)	Notify Credit Union – promptly notify the Credit Union of any deviations from the Project budget.

9.3	Substantial Completion - Upon substantial completion of the Project the Borrower will provide the Credit Union with

(a)	an occupancy certificate or similar certification by the municipality or other local government unit certifying that the Project may be occupied; and

(b)	one set of “as-built” Plans.

9.4	During Construction – During construction the Borrower will

(a)	provide to the Credit Union, at least monthly, status reports (including copies of the engineer’s and/or the quantity surveyor’s reports) with respect to the Project containing such information concerning the Project as the Credit Union may reasonably require;

(b)	permit the Credit Union and its employees and agents access to the Project site and will permit such persons to enter and inspect the Project; and

(c)	keep and will permit the Credit Union and its employees and agents at all reasonable times to examine and copy books and records of the Borrower pertaining to the Project and all contracts, statements, invoices, bills and claims for labour, materials and services supplied for the Project.

9.5	Sign – While the Construction Loan is outstanding the Borrower will permit the Credit Union to post a sign at the Project indicating that construction financing is being provided to the Borrower by the Credit Union.

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9.6	Financial and Other Information – The Borrower will supply to the Credit Union:

(a)	annual year-end financial statements prepared by an accounting firm with CGA, CMA or CA credential, within 120 days of the Borrower’s fiscal year end;

(b)	updated personal net worth statements on the personal indemnitor at a minimum every two years;

(c)	evidence of payment of property taxes for all mortgaged properties within 60 days of the tax due date; and

(d)	all such other financial and other information as reasonably requested by the Credit Union.

PART 10 - NEGATIVE COVENANTS

10.1	Covenants – The Borrower covenants with the Credit Union that the Borrower will not, without the consent in writing of the Credit Union first had and obtained:

(a)	Grant Security – make, give or create or attempt to make, give or create any mortgage, charge, lien or encumbrance upon the Property or any part or parts thereof ranking or purporting to rank prior to or pari passu with the Securities or any of them;

(b)	Sell Property – make any sale or dispose of any substantial part of the Property at less than market value and then only in the ordinary course of business and if the Borrower disposes of the whole or any substantial part of the Property it will hold the proceeds of the sale thereof in trust for the Credit Union;

(c)	Prepay Obligations – subject to the provisions of Article 6 hereof, pay or satisfy, before the due date thereof, any obligation of the Borrower;

(d)	Payments Out of Usual Course – make any payments to any person other than in the normal course of the Borrower’s business;

(e)	Salaries – pay salaries, bonuses or other remuneration to

(i)	any shareholder, director or officer of the Borrower (if the Borrower is a corporation), or

(ii)	any person related by blood or marriage to any of the persons described in (i) above, or

(iii)	any person related by blood or marriage to the Borrower (if the Borrower is an individual),or

(iv)	any corporation controlled by the Borrower or by the Borrower and the Borrower’s associates (within the meaning of the word “associate” as defined in the Canada Business Corporations Act, R.S.C. 1995, c. C-44),

in any calendar year in aggregate in excess of the amount prescribed by the Credit Union from time to time in writing (and if no amount is prescribed the amount will be the amount paid in the calendar year prior to the calendar year in which this Mortgage is executed);

(f)	Pay Shareholders’ Loans – if it is a corporation, make any payment (whether for principal, interest or otherwise) on account of indebtedness owing to, or when initially incurred was owing to, shareholders or directors of the Borrower or related companies and individuals;

(g)	Make Loans – make loans or extend credit to any person (including specifically if it is a corporation, any directors, officers or shareholders of the Borrower and any person related by blood or marriage to such persons or any corporation controlled by such person or relative or by the Borrower) except customers of the Borrower in the ordinary course of business;

(h)	Reduce Capital – if it is a corporation, purchase or redeem any of its shares or otherwise reduce its share capital;

(i)	Alter Share Structure - if it is a corporation, in any way vary or alter its share structure;

(j)	Declare Dividends – if it is a corporation, declare or provide for any dividends or other payments based upon share capital;

(k)	Borrow Elsewhere – raise or borrow any money from any person other than the Credit Union, members of the Borrower and trade creditors in the ordinary course of business;

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(I)	Guarantee – guarantee, indemnify any person for, or endorse for accommodation, the obligations of any other person, directly or indirectly;

(m)	Sell Property – sell, agree to sell or otherwise dispose of any of the Property subject to a specific mortgage or charge under the Securities.

PART 11 - EVENTS OF DEFAULT

11.1	Events of Default – The whole of the outstanding balance of the Construction Loan (including principal, interest and all Other Amounts) will immediately become due and payable and the Securities will become enforceable in each and every of the following events:

(a)	Default – if the Borrower fails to observe or perform something hereby required to be done or some covenant or condition hereby required to be observed or performed;

(b)	Permits To Be Done – if the Borrower does, or permits to be done, anything which the Borrower has herein agreed not to do or permit to be done;

(c)	Misrepresentation – if any representation or warranty given by the Borrower (or any director or officer thereof if the Borrower is a corporation) is untrue in any material respect;

(d)	Winding Up – if the Borrower is a corporation and if an order is made or a resolution passed for the winding-up of the Borrower, or if a petition is filed for the winding-up of the Borrower;

(e)	Bankruptcy – if the Borrower commits or threatens to commit any act of bankruptcy or becomes insolvent or makes an assignment or proposal under the Bankruptcy and Insolvency Act or a general assignment in favour of its creditors or a bulk sale of its assets, or if a bankruptcy petition is filed or presented against the Borrower;

(f)	Arrangement – if the Borrower is a corporation and if any proceedings with respect to the Borrower are commenced under the Companies Creditors Arrangement Act;

(g)	Execution Etc. – if any execution, sequestration, extent or any other process of any Court become enforceable against the Borrower or if a distress or analogous process is levied against the property of the Borrower or any part thereof;

(h)	Other Indebtedness – if the Borrower permits any sum which has been admitted as due by the Borrower or is not disputed to be due by the Borrower and which forms or is capable of being made a charge upon any of the Property in priority to the Securities to remain unpaid after proceedings have been taken to enforce the same as a prior charge;

(i)	Default in Other Payment – if the Borrower defaults in payment of any indebtedness or liability to the Credit Union (whether secured hereby or not) or to any other lender;

(j)	Sale or Lease – if, without the prior written consent of the Credit Union, the Borrower sells, agrees to sell, leases, agrees to lease or otherwise disposes or agrees to dispose of the Lands or any part or parts thereof or any interest therein;

(k)	Mortgage or Encumbrance – if, without the prior written consent of the Credit Union, the Borrower grants or agrees to grant any further mortgage of the Lands or any part or parts thereof or any interest therein or otherwise permits the Lands to be encumbered in any manner other than by encumbrances specifically permitted hereunder;

(I)	Construction Contract Default – if the Borrower defaults under any construction contract entered into by the Borrower with respect to the Project;

(m)	Change of Control – if the Borrower is a corporation and if, without the prior written consent of the Credit Union, there is in the opinion of the Credit Union a change of effective control of the Borrower;

(n)	Change in Risk – if, in the sole opinion of the Credit Union, a material adverse change in risk occurs; or

(o)	Default Under Securities – if an event of default occurs under any of the Securities.

11.2	Waiver – The Credit Union may waive any Event of Default, provided always that no waiver by the Credit Union or any failure to take any action to enforce its rights or to enforce any security will extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

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11.3	Completion of Project - If an Event of Default occurs and is continuing the Credit Union may, in addition to any other remedies which it has under the Securities,

(a)	enter upon the Lands and complete the Project in accordance with the Plans and Specifications with such changes therein as the Credit Union may in its absolute discretion deem appropriate;

(b)	discontinue at any time any work commenced on the Project or change any course of action undertaken by the Borrower;

(c)	assume any Construction Contract and take over and use all or any part of the labour, materials, supplies and equipment contracted for by the Borrower;

(d)	engage builders, contractors, architects, engineers and other persons and trades as may be necessary for the purpose of completing the construction of the Project;

(e)	pay, settle or compromise all bills or claims which may become liens against the Lands; and

(f)	generally to take or refrain from taking such action hereunder as the Credit Union may from time to time determine.

The Borrower hereby irrevocably constitutes and appoints the Credit Union as its true and lawful attorney in order to complete the foregoing.

11.4	Reimbursement – The Borrower will immediately reimburse the Credit Union on demand for any amount paid under section 11.3 and until reimbursement the amount paid will:

(a)	bear interest from the date incurred by the Credit Union at the Interest Rate; and

(b)	be secured by the Securities.

11.5	Remedies Not Restrictive – All remedies stipulated for by the Credit Union hereunder or in any of the Securities will be deemed to be in addition to and not restrictive of the remedies which the Credit Union might be entitled to at law or in equity and the Credit Union may realize any of the Securities or any part thereof in such order as it may be advised and any such realization by any means will not bar realization of any other security or any part or parts thereof nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof nor will the failure on the part of the Credit Union or any delay in exercising any rights under this Agreement or any of the Securities operate as a waiver.

11.6	Set Off – If an Event of Default has occurred and is continuing, in addition to and not in limitation of any rights now or hereafter granted under applicable law or the Securities, the Credit Union may without notice to the Borrower and at any time and from time to time set-off, apply or transfer any or all sums owing from time to time by the Lender to the Borrower towards the satisfaction of the outstanding balance of the Construction Loan (including principal, interest and Other Amounts).

11.7	Indemnity – Notwithstanding any other provision of this Agreement, the Borrower will fully indemnify and hold the Credit Union harmless from and against any loss, expense, damage or liability incurred by it which the Credit Union may sustain or incur as a result of any Event of Default.

PART 12 - NOTICES

12.1	Notices – All notices which may or are required to be given herein or pursuant to this Agreement or relating to the Securities shall be in writing and may be given

(a)	personally by serving the same upon the party (or any officer of the party if it is a corporation) to be served, or

(b)	by mail by posting the same by prepaid registered mail addressed:

(i)	to the Borrower at:

P.O. Box 670, Rossland, BC, V0G 1Y0

(ii)	to the Credit Union at:

Suite 200, 605 - 20th Street, Castlegar, BC, V1N 2P2

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or such other addresses as the parties may advise by notice in writing, or

(c)	by facsimile transmission to the following telephone numbers but addressed in the manner set out in (b):

(i)	to the Borrower at _____ - ________,

(ii)	to the Credit Union at 250-304-2896

(iii)	to the Covenantor at ____ - _______,

or such other facsimile telephone numbers as the parties may advise by notice in writing.

12.2	Receipt of Notice – Subject to sections 12.3 and 12.4, any notice shall be deemed to have been received and effectively served

(a)	if served personally, at the time of delivery,

(b)	if mailed, on the third Business Day following posting, and

(c)	if sent by facsimile transmission, at the time of transmission.

12.3	Deemed Receipt Next Business Day – Notwithstanding any other provisions of this Agreement any notice received or otherwise deemed received after 4:30 p.m. (Pacific time) on a Business Day or on a day which is not a Business Day will be deemed to have only been received on the next Business Day.

12.4	Delays – In the event that, at the time a notice is mailed or at any time during the period of three Business Days following such mailing, postal or airline or airport employees are engaged in a strike, work slowdown or other work stoppage at the place at which the notice is mailed or at the place to which the notice is mailed or at any point through which such notice must pass, such notice will be deemed to have been given and received at the time when such notice would be received in the ordinary course of the mails, allowing for such strike, work slowdown or other work stoppage.

PART 13 - TERMINATION

13.1	Termination of Agreement – This Agreement will continue in full force and effect until the outstanding balance of the Construction Loan (including principal, interest and all Other Amounts) has been paid in full.

PART 14 - GENERAL

14.1	No Obligation to Advance Construction Loan – Notwithstanding any other provisions hereof neither the execution of this Agreement nor the execution and delivery of the Securities or any other security required and from time to time given by the Borrower to the Credit Union will bind the Credit Union to advance the Construction Loan nor will the advance of any part thereof bind the Credit Union to advance any unadvanced portion thereof.

14.2	Records – The information in the records of the Credit Union as to the Account and as to the Borrower being in default of this Agreement or the Securities or any of them and the amount outstanding hereunder and thereunder will be prima facie evidence of the obligations of the Borrower hereunder and under the Securities. The Borrower will, on reasonable notice to the Credit Union, be entitled to obtain extracts of all entries made in such records.

14.3	Costs – The Borrower will pay the costs of and incidental to the drawing, execution and delivery of this Agreement and of the drawing, execution, delivery and registration of the Securities or any other securities required to or from time to time given by the Borrower to the Credit Union and at its option the Credit Union may pay the said costs for the account of the Borrower out of the monies to be advanced on account of the Construction Loan or may debit the Account for the said costs.

14.4	Service Charges – The Borrower will pay to the Credit Union the Credit Union’s applicable handling and service charges in connection with the Account and the handling and processing of cheques drawn thereon.

14.5	Assignment by Borrower – The Borrower will not be entitled to assign any of its rights hereunder except with the prior written consent of the Credit Union.

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14.6	Assignment by Credit Union – The Credit Union may assign its rights hereunder, in whole or in part, but will not assign its rights or any interest under any of the Securities without also assigning the same proportionate rights or interest in this Agreement to the assignee of the Securities.

14.7	Solicitor’s Opinion – The whole of the arrangements described in this Agreement are subject to the solicitors for the Credit Union being satisfied as to the title of the Property, the form and content of the Securities, the corporate status of the Borrower and any corporate covenantor and as to all legal matters pertaining to the Construction Loan and compliance with the conditions herein, subject always to the right of the solicitors for the Credit Union to require an opinion from the solicitors for the Borrower pertaining to any of the aforesaid.

14.8	Further Assurances – The Borrower will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents (including certificates, declarations, affidavits, reports and opinions) and things as the Credit Union may reasonably request for the purpose of giving effect to this Agreement or for the purpose of establishing compliance with the representations, warranties and conditions of this Agreement or any of the Securities.

14.9	Non-Merger – The taking of a judgment or judgments or any other action or dealing whatsoever by the Credit Union In respect of any security given by the Borrower to the Credit Union will not operate as a merger of any.indebtedness of the Borrower to the Credit Union or in any way suspend payment or affect or prejudice the rights, remedies and powers, legal or equitable, which the Credit Union may have in connection with such indebtedness and the foreclosure, surrender, cancellation or any other dealing with any such security will not release or affect the liability of the Borrower, or release or affect any of the Securities or any other security held by the Credit Union.

14.10	Examinations of Books Etc. – The Credit Union will have the right whenever it deems reasonably necessary either by its officers or authorized agents to enter upon the Borrower’s premises and to inspect the undertaking, property and assets of the Borrower, all books of account and records of the Borrower and copies of all returns made from time to time by the Borrower to boards, agencies or governmental departments (including the Department of National Revenue) and to make extracts therefrom and generally to conduct such examinations as it may see fit and without limiting the generality of the foregoing, the Credit Union may request information from the solicitor, auditor and other advisors and agents of the Borrower for the time being concerning the affairs and the conduct of business of the Borrower and the Borrower hereby irrevocably authorizes and directs and this will constitute the sufficient authority and direction to any such solicitor, auditor or other person to disclose to the Credit Union such information as to any and all matters touching upon the affairs and conduct of the business of the Borrower whether of confidential nature or otherwise and any costs, expenses and outlays which the Credit Union may incur pursuant hereto may be charged to the Account.

14.11	Extension of Dates – The Credit Union may extend all relevant dates, including those contained in this Agreement in the event of fires, strikes, and Acts of Gold and other events beyond the Borrower’s reasonable control and the Borrower will pay all resulting costs to the Credit Union of extending the date or dates.

14.12	Enurement – This Agreement and all its provisions will enure to the benefit of and be binding upon the parties hereto, their successors and assigns.

14.13	Statute References - A reference in this document to a particular statute means the statute as amended from time to time and any statue substituted therefore.

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SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date(s) set forth below.

HANNAH CREEK LIMITED PARTNERSHIP
By its General Partner: RED DEVELOPMENT COMPANY LTD.

January 19, 2023
(Name of Borrower)	(Date)

by its authorized signatory(ies)

/s/ Howard I. Katkov
Howard I. Katkov

Donald J. Thompson

KOOTENAY SAVINGS CREDIT UNION
(Name of Credit Union)	(Date)

by its authorized signatory(ies)

Authorized Signatory

Authorized Signatory

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Schedule “A”

Insurance Requirements

PART 1 - DURING CONSTRUCTION

The Lands must be insured for 100% of replacement cost under a form providing coverage at least equivalent to IAO Form 507 Builders Risk - All Risk.

The Builders Risk - All Risk cover must grant permission for partial or full occupancy.

The insurance policy should include the insurance of the foundation and all parts below ground level.

The Insurer may reserve the right to cancel the policy as provided by statutory provisions but must agree that it will neither terminate nor alter the policy to our prejudice except by registered letter giving a notification of thirty (30) days to the Credit Union.

Loss must be made payable firstly to the Credit Union, as its interest may appear and a standard IAO mortgage clause must be attached.

Comprehensive General Liability Insurance for bodily injury and/or death and damage to property of others in an amount not less than $5,000,000.

PART 2 - UPON COMPLETION OF CONSTRUCTION

The Borrower shall keep in force the following insurance in respect of the Lands:

2.1	“All Risks” coverage equivalent to the IAO Commercial Building Form (CBF) for 100% of replacement cost on a stated amount basis, with loss must be made payable firstly to the Credit Union, as its interests may appear. The policy must contain:

(a)	A stated amount co-insurance clause,

(b)	A standard IAO mortgage clause,

(c)	A replacement cost endorsement.

2.2	Broad form boiler insurance including pressure vessels insurance and air-conditioning equipment, if any, and repair and replacement and use and occupancy coverage, with loss must be made payable firstly to the Credit Union, as its interest may appear and a standard IAO mortgage clause must be attached.

2.3	Comprehensive General Liability Insurance for bodily injury and/or death and damage to property of others, in amount not less than $5,000,000.

2.4	Rental insurance coverage sufficient to cover 100% of the gross annual rents and if on a net basis, the equivalent gross rentals, for a period of one year.

All of the above policies must be with insurers and on terms and conditions satisfactory to the Credit Union, including the provisions of thirty (30) days written notice to the Credit Union of cancellation or of any alteration to the policy to the prejudice of the Credit Union, must be signed by the insurers and the originals of the policies signed by the insurers must be deposited with the Credit Union prior to any advances under the loan.

All fire insurance policies must include the insurance of the foundation and all parts below level and in case of destruction of the reconstruction should not be limited to the same site.

PART 3 - OTHER REQUIREMENTS

3.1	All insurance policies will be issued by a company or companies acceptable to the Credit Union.

3.2	Any deductible amounts under such policies must be approved by the Credit Union.

3.3	The terms and conditions of all insurance policies must be approved by the Credit Union.

3.4	The policy or policies will contain a standard mortgage clause approved by the Insurance Bureau of Canada and will name the Credit Union as first loss payee.

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